UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2023 Investor Presentation

 Second Quarter   Financial Results  Raviv Zoller | President and CEO  August 9, 2023  2023  Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended June 30, 2023, and March 31, 2023, filed on August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as EBITDA, margin EBITDA, adjusted EBITDA and margin, segment EBITDA, margin EBITDA and net debt to EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended June 30, 2023, and March 31, 2023, filed on August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as EBITDA, margin EBITDA, adjusted EBITDA and margin, segment EBITDA, margin EBITDA and net debt to EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2  Second quarter results   Compared to all-time record quarter in 2Q’22

 Sales of $1.83B, down YoY and up vs. 2Q’21  Adjusted EBITDA(1) of $441M, down YoY and up vs. 2Q’21   Maintained strong cash generation, with $391M of operating cash flow  Continued returns to shareholders  Diluted EPS of $0.13  Dividend per share of $0.06  Broke ground for battery materials facility  Commodity prices stabilized at end of second quarter  (1) Adjusted EBITDA is a non-GAAP financial measure; please see appendix for additional details.  3  Second quarter results   Compared to all-time record quarter in 2Q’22

 Sales  US$M  Adjusted EBITDA(1)  US$M  22%  44%  24%  Sales  US$M  Adjusted EBITDA(1)  US$M  21%  42%  27%  (1) Adjusted EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  4  Key financial metrics

 Specialties sales  US$M  Adjusted diluted EPS(1)  US$  Operating and free cash flow(1)  US$M  Note: Specialties is comprised of Industrial Products, Phosphate Specialties and Growing Solutions.   (1) Adjusted diluted EPS and free cash flow are non-GAAP financial measures; please see appendix for additional details.  5  FCF  OCF  Consistent   cash generation focus

 Sales  US$M  EBITDA  US$M  31%  42%  25%  Key developments  Global demand weakness continued in flame retardants  Expected end-market improvement not yet materializing  Slower return to growth in China than projected  Proactively adjusting production and implementing savings and efficiency plan  Clear brine fluids sales remained strong  Continued resilient results for specialty minerals   Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   6  Industrial Products

 Sales  US$M  Specialties  Commodities  $582  $915  $605  EBITDA  US$M  Specialties  Commodities  $133  15%  33%  $315  27%  44%  $130  21%  22%  Key developments  Food demand resilient  U.S. price stable, but competitive price pressure in other regions   Overall conditions lower than exceptional 2022, but base business remains healthy  Official groundbreaking for battery materials expansion  Conducted annual maintenance in Israel (Rotem) and China (YPH)  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  7  Phosphate Solutions

 Sales  US$M  EBITDA  US$M  21%  65%  39%  Key developments  China contract signed in late June at prevailing rate of $307 per ton  Potash CIF price per ton of $403 vs. $801 in 2Q’22 and $289 in 2Q’21  Volume increased YoY, with demand led by China and India   Benefitted from decreases in transportation and energy costs  Potash prices stabilized at end of second quarter  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  8  Potash

 Sales  US$M  EBITDA  US$M  10%  22%  5%  Key developments  Record free cash flow of $100M, with considerablereduction in working capital   Significant destocking in Brazil   Executing savings and efficiency plan, with impact expected in 2H’23  Lower than-expected FerilizerpluS sales   Weaker than-expected demand in Europe  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  9  Growing Solutions

 strong cash flow  Driving  M&A and strategic partnerships   Targeting  efficiencies and competitiveness  Enhancing  specialties product portfolio  Growing  Key focus areas  remain committed to long-term strategy  10

 Second Quarter 2023  Financial Results  Aviram Lahav  CFO

 Inflation declining, but higher than historical rates  Interest rates remain elevated  Global growth continues to be subdued  Geopolitical obstacles persist  China economic rebound appears stalled   Crop prices remain elevated  Resilient farmer affordability  Fertilizer prices lower than 2022 peaks, but stabilized at end of second quarter  12  Macro overview

 Inflation  Rate  Interest rates  Percentage  China GDP  YoY growth rate  USD   Index  Sources: Inflation – OECD, as of June 2023. Interest rates – global-rates.com, as of 6.30.23. China’s GDP – Bloomberg as of 6.30.23. USD index (DXY) – MarketWatch, as of 6.30.23.  13  Global indicators

 Key market metrics – fertilizers  Commodity crop prices   US$/ton  Farmer sentiment  Index  gMOP FOB NOLA  US$/st  Phosphoric acid  P2O5 US$/ton  Sources: Commodity crop prices – World Bank Commodity Price Data, as of 6.30.23. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 6.30.23. gMOP and phosphoric acid – CRU, as of 6.30.23.  14

 Key market metrics – electric vehicles  EV sales forecasts  M of units  Cars sold (millions)  Penetration rate (percent)  Source: EV sales forecasts – ESource, as of April 2023.  15

 Second quarter 2023  Sales by segment  US$M  $481  $605  Spec. 65%  Comm. 35%  Sales  US$M  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  16  Manually update GS, PS and other data  Sales bridges

 Second quarter 2023  Adjusted EBITDA(1) by segment  US$M  $22  $130  Spec. 64%, Comm. 36%  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  17  Manually update GS, PS and other data  Profit bridges

 18  MOP Industry Cost Curve  Cash costs US$/t, excluding royalties, FOB load port  Potash ASP  US$  Sources: Cost curve – data shown for 2022 and used with permission of CRU International Ltd. 2023, all rights reserved. Potash ASP – Visible Alpha, as of 8.3.23.   0  10  20  30  40  50  Production Mt  $500  $400  $300  $200  $100  $0  ICL DSW  Potash costs and prices  Leading positions

 Highlights  Net debt to adjusted EBITDA(1) of 0.72  Driving reduction in working capital  Strong cash conversion  Operating cash flow of $391M vs. $627M in 2Q’22   Free cash flow(1) of $221M vs. $410M in 2Q’22  Available cash resources of $1.7B  Declared dividend of $0.06 per share vs. $0.29 in 2Q’22  Dividend yield of 7.4%  S&P and Fitch reaffirmed credit ratings  Note: Dividend yield shown on TTM basis. Available cash resources as of 6.30.23 and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization.(1) Net debt to adjusted EBITDA and free cash flow are non-GAAP financial measures; please see appendix for additional details.   19  Continued attention to delivering shareholder returns  Financial overview

 Full year 2023  Expectations for full year adjusted EBITDA of $1.6 billion to $1.8 billion(1)   EBITDA of specialties businesses to represent approximately $0.8 billion to $0.9 billion of total adjusted EBITDA  Adjusted EBITDA(1)  US$B  $1.6 to $1.8  Specialties EBITDA(1)  US$B  ~20% CAGR  (1) Adjusted and Specialties EBITDA are non-GAAP measures, please see appendix for calculation. FY’23 amounts are estimated.  Note: Specialties is comprised of Industrial Products, Phosphate Specialties and Growing Solutions.   20  $0.8 to $0.9  Guidance

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Second Quarter 2023

 Calculation of segment EBITDA  Second quarter 2023  Industrial Products US$M  2Q’23  2Q’22  2Q’21  Segment sales  $300  $486  $410  Segment operating income  $60  $191  $114  Segment operating margin  20%  39%  28%  Depreciation and amortization  $14  $15  $14  Segment EBITDA  $74  $206  $128  Segment EBITDA margin  25%  42%  31%  Growing Solutions US$M  2Q’23  2Q’22  2Q’21  Segment sales  $481  $700  $334  Segment operating income  $4  $141  $21  Segment operating margin  1%  20%  6%  Depreciation and amortization  $18  $14  $13  Segment EBITDA  $22  $155  $34  Segment EBITDA margin  5%  22%  10%  Potash US$M  2Q’23  2Q’22  2Q’21  Segment sales  $546  $951  $380  Segment operating income  $167  $576  $42  Segment operating margin  31%  61%  11%  Depreciation and amortization  $46  $40  $38  Segment EBITDA  $213  $616  $80  Segment EBITDA margin  39%  65%  22%  Phosphate Solutions US$M  2Q’23  2Q’22  2Q’21  Segment sales  $605  $915  $582  Segment operating income  $71  $268  $77  Segment operating margin  12%  29%  13%  Depreciation and amortization  $59  $47  $56  Segment EBITDA  $130  $315  $133  Segment EBITDA margin  21%  34%  22%  Phosphate Specialties US$M  2Q’23  2Q’22  2Q’21  Specialties sales  $395  $493  $329  Specialties operating income  $68  $117  $37  Specialties operating margin  17%  24%  11%  Specialties D&A  $15  $14  $13  Specialties EBITDA  $83  $131  $50  Specialties EBITDA margin  21%  27%  15%  Phosphate Commodities US$M  2Q’23  2Q’22  2Q’21  Commodities sales  $210  $422  $253  Commodities operating income  $3  $151  $40  Commodities operating margin  1%  36%  16%  Commodities D&A  $44  $33  $43  Commodities EBITDA  $47  $184  $83  Commodities EBITDA margin  22%  44%  33%  Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  23

 Calculation of segment EBITDA  First half 2023  Industrial Products US$M  1H’23  1H’22  1H’21  Segment sales  $661  $980  $808  Segment operating income  $150  $379  $219  Segment operating margin  23%  39%  27%  Depreciation and amortization  $29  $30  $31  Segment EBITDA  $179  $409  $250  Segment EBITDA margin  27%  42%  31%  Growing Solutions US$M  1H’23  1H’22  1H’21  Segment sales  $1,045  $1,266  $674  Segment operating income  $36  $234  $41  Segment operating margin  3%  18%  6%  Depreciation and amortization  $31  $31  $26  Segment EBITDA  $67  $265  $67  Segment EBITDA margin  6%  21%  10%  Potash US$M  1H’23  1H’22  1H’21  Segment sales  $1,129  $1,746  $729  Segment operating income  $421  $986  $71  Segment operating margin  37%  56%  10%  Depreciation and amortization  $90  $80  $71  Segment EBITDA  $511  $1,066  $142  Segment EBITDA margin  45%  61%  19%  Phosphate Solutions US$M  1H’23  1H’22  1H’21  Segment sales  $1,319  $1,713  $1,084  Segment operating income  $186  $468  $119  Segment operating margin  14%  27%  11%  Depreciation and amortization  $114  $94  $108  Segment EBITDA  $300  $562  $227  Segment EBITDA margin  23%  33%  21%  Phosphate Specialties US$M  1H’23  1H’22  1H’21  Specialties sales  $820  $930  $623  Specialties operating income  $137  $219  $72  Specialties operating margin  17%  24%  12%  Specialties D&A  $30  $27  $26  Specialties EBITDA  $167  $246  $98  Specialties EBITDA margin  20%  26%  16%  Phosphate Commodities US$M  1H’23  1H’22  1H’21  Commodities sales  $499  $783  $461  Commodities operating income  $49  $249  $47  Commodities operating margin  10%  32%  10%  Commodities D&A  $84  $67  $82  Commodities EBITDA  $133  $316  $129  Commodities EBITDA margin  27%  40%  28%  Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  24

 Segment results analysis  Second quarter 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  2Q’22  $486  $951  $915  $700  Quantity  ($167)  $27  ($176)  ($91)  Price  ($20)  ($433)  ($130)  ($125)  Exchange rates  $1  $1  ($4)  ($3)  2Q’23  $300  $546  $605  $481  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  2Q’22  $206  $616  $315  $155  Quantity  ($95)  $15  ($66)  ($18)  Price  ($20)  ($433)  ($130)  ($125)  Exchange rates  $4  $4  $8  ($1)  Raw materials  ($11)  ($1)  $22  $1  Energy  ($3)  $11  ($1)  ($2)  Transportation  $4  $15  $3  -  Operating and other expenses  ($11)  ($14)  ($21)  $12  2Q’23  $74  $213  $130  $22  25

 Segment results analysis  First half 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  1H’22  $980  $1,746  $1,713  $1,266  Quantity  ($313)  ($87)  ($245)  ($121)  Price  ($3)  ($517)  ($123)  ($78)  Exchange rates  ($3)  ($13)  ($26)  ($22)  1H’23  $661  $1,129  $1,319  $1,045  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  1H’22  $409  $1,066  $562  $265  Quantity  ($184)  ($51)  ($97)  ($32)  Price  ($3)  ($517)  ($123)  ($78)  Exchange rates  $7  ($7)  $8  ($14)  Raw materials  ($31)  ($1)  $4  ($58)  Energy  ($9)  $6  ($11)  ($4)  Transportation  $6  $16  $3  ($2)  Operating and other expenses  ($16)  ($1)  ($46)  ($10)  1H’23  $179  $511  $300  $67  26

 Reconciliation tables  Calculation of adjustments for second quarter 2023  Adjusted EBITDA US$M  2Q’23  2Q’22  2Q’21  Net income  $167  $585  $150  Financing expenses, net  $49  $14  $30  Taxes on income  $84  $540  $64  Less: Share in earnings of equity-accounted investees  -  -  ($1)  Operating income  $300  $1,139  $243  Depreciation and amortization  $141  $119  $124  Adjustments(1)  -  -  ($7)  Adjusted EBITDA  $441  $1,258  $360  Free cash flow US$M  2Q’23  2Q’22  2Q’21  Cash flow from operations  $391  $627  $242  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(2)  ($170)  ($217)  ($148)  Free cash flow  $221  $410  $94  Adjusted NI and diluted EPS US$M, ex. per share  2Q’23  2Q’22  2Q’21  Net income, attributable  $163  $563  $140  Adjustments(1)  -  -  ($7)  Total tax adjustments  -  $188  $2  Adjusted net income, attributable  $163  $751  $135  Weighted-average number of diluted ordinary shares outstanding in millions  1,291  1,292  1,286  Adjusted diluted EPS  $0.13  $0.58  $0.11  Net debt to adjusted EBITDA(3) US$M  2Q’23  Net debt  $2,002  Adjusted EBITDA  $2,767  Net debt to adjusted EBITDA  0.72  Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA.   27

 Reconciliation tables  Calculation of adjustments for first half 2023  Adjusted EBITDA US$M  1H’23  1H’22  1H’21  Net income  $461  $1,242  $292  Financing expenses, net  $93  $48  $50  Taxes on income  $211  $751  $87  Less: Share in earnings of equity-accounted investees  -  -  ($1)  Operating income  $765  $2,041  $428  Depreciation and amortization  $271  $241  $241  Adjustments(1)  $15  ($22)  ($7)  Adjusted EBITDA  $1,051  $2,260  $662  Free cash flow US$M  1H’23  1H’22  1H’21  Cash flow from operations  $773  $952  $448  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(2)  ($332)  ($324)  ($295)  Free cash flow  $441  $628  $153  Adjusted NI and diluted EPS US$M, ex. per share  1H’23  1H’22  1H’21  Net income, attributable  $443  $1,195  $275  Adjustments(1)  $15  ($22)  ($7)  Total tax adjustments  ($3)  $191  $2  Adjusted net income, attributable  $455  $1,364  $270  Weighted-average number of diluted ordinary shares outstanding in millions  1,291  1,291  1,285  Adjusted diluted EPS  $0.35  $1.06  $0.21  Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E).   28

 Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.  Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.  29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 9, 2023